Exhibit 99.1

Santiago, August 27, 2021

Mr.

Joaquín Cortez Huerta

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact.

Mr President,

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we report that in ordinary session on August 24, the Board of Banco Santander - Chile approved the following contract with related parties:

A purchase agreement between Banco Santander-Chile and Santander Investment Chile Ltda.,where Banco Santander-Chile will sell an agricultural property of 680.2 hectares net, received in in payment of debts. The price of the sale will be the sum of UF 99,469, which has been agreed between the parties taking into account commercial appraisals carried out by third parties independent.

In relation to these operations, the directors Claudio Melandri Hinojosa, Rodrigo Vergara Montes, Orlando Poblete Iturrate, Ana Dorrego de Carlos, Lucía Santa Cruz Sutil, Félix de Vicente Mingo, Alfonso Gómez Morales, Rodrigo Echenique Gordillo, Juan Pedro Santa María Pérez and Blanca Bustamante Bravo manifested the convenience for the Bank the procurement of this operation, with pricing, terms, and conditions similar to those prevailing in the market, and in accordance with the favorable report of the Director Committee and Audit Committee of the Bank.

Sincerely,

Miguel Mata Huerta
Chief Executive Officer

C.c:
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